EXHIBIT 12

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Three Months Ended
	March 31,
	2004	2003
Income before income taxes, cumulative effect of changes in accounting principles, net losses in equity investments and minority interests	$232	$176

Fixed charges deducted from income:
Interest expense	113	109
Implicit interest in rents	12	17

	125	126

Earnings available for fixed charges	$357	$302

Interest expense	$113	$109
Capitalized interest	4	5
Implicit interest in rents	12	17

Total fixed charges	$129	$131

Ratio of earnings to fixed charges	2.8x	2.3x